Mail Stop 3561

December 30, 2009

Kevin Kreisler
Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY 10119

> **Re: Ecosystem Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed May 20, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No.: 000-32143**

Dear Mr. Kreisler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2008
Financial Statements
Report of Independent Registered Public Accounting Firm, page 15

1. We note that your audit was conducted in accordance with the "auditing" standards of the PCAOB. Please advise your independent accountant that their report should indicate their audit was conducted in accordance with the standards of the PCAOB as discussed in PCAOB Auditing Standard One. Please confirm in future filings, including any amendment to this Form 10-K, that you will include an audit report that addresses the issue noted above.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 25

2. Please revise to reconcile the statement that your controls were "adequate and effective" with the statements at the bottom of page 26 that management identified a material deficiency regarding the "financial statement close process."

3. Please revise to clarify the nature of the material weakness regarding the financial close process. For example, it is unclear when the material weakness was identified, by whom it was identified and when the material weakness first began. Also, revise to disclose any specific steps you have taken to remediate the material weakness and any other steps that you anticipate taking to resolve the issue.

Nominating, Compensation and Audit Committee, page 27

4. Please reconcile the disclosure on page 28 indicating that you do not have an audit committee with the statement on page 29 that services "were approved by the Audit Committee."

Executive Compensation, page 28

5. With a view toward disclosure, advise us why the table shows no executive compensation for Mr. Courtright, who was hired in December 2008, and Ms. Flynn. In this regard, it is unclear when Ms. Flynn was hired. Please revise accordingly.

6. In this regard, please file your management employment agreements, or advise.

Certain Relationships, page 29

7. With a view to disclosure, advise us if GreenShift Corporation is a related party. If it was, but is no longer, a related party, advise us of the date and circumstances when it ceased being a related party.

Security Ownership of Certain Beneficial Owners and Management, page 29

8. With a view to disclosure, please advise us if Corn 2.0, LLC, as identified in the Form 8-K filed July 30, 2009, was a beneficial holder during the reporting period of the Form 10-K.

Exhibits

9. Please revise your Section 302 certifications to include the paragraph four language concerning internal control over financial reporting.

10. It is unclear why your list of exhibits does not include the guarantee and related agreements with YA Global and GreenShift. Please revise or advise.

11. You do not appear to have filed the exhibits and schedules to the agreement filed with the Form 8-K filed on July 30, 2009. Please file the exhibits and schedules or advise.

Signatures

12. Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which the officers are signing the report. However, if you amend the Form 10-K for other reasons, please amend the signature page to conform to this comment. See Instruction D(2)(b) to Form 10-K.

Form 10-Q for the Quarter Ended March 31, 2009
Item 4 Controls and Procedures, page 14

13. Please reconcile the differences between the disclosures in the following statements.
   - "The Company's chief executive officer and chief financial officer determined that, as of the end of the period covered by this report, these controls and procedures are adequate and effective in alerting them in a timely manner to

material information relating to the Company required to be included in the Company's periodic SEC filings (our emphasis)" and

- "Management determined that at March 31, 2009, the Company had a <u>material weakness</u> because it did not have a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of America (U.S. GAAP) that are commensurate with the Company's financial reporting requirements. As a result, Management concluded that the Company's <u>disclosure controls and procedures were not effective at March 31, 2009</u> (our emphasis)."

14. In connection with the comment above, please revise your disclosure to detail the nature of the material weakness (when the material weakness was identified, by whom it was identified and when the material weakness first began) and the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at 202-551-3774 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with other questions

Sincerely,

James Lopez
Branch Chief
Office of Beverages, Apparel and
Health Care Services